SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Current assets:		
Cash in bank		$ 593,042
Deposits with/receivables from clearing organization		23,034,734
Receivable from other brokers		1,325,123
Securities owned, at market value		99,210,980
Prepaid expense and other assets		74,240
Total current assets		124,238,119
Long term assets:		
Property and equipment, net of accumulated depreciation		99,842
Total assets		$ 124,337,961

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		$ 351,482
Payable to clearing organization –		
Inventory financing payable	$ 62,998,529	
Securities sold short – not yet purchased	39,431,759	
Total payable to clearing organization		102,430,288
Total current liabilities		102,781,770
Members' equity		21,556,191
Total liabilities and members' equity		$ 124,337,961

The accompanying notes are an integral part of these financial statements.